Exhibit (d)(4)

EXECUTION COPY

Amendment to Confidentiality Agreement

Evraz Group S.A.

November 28, 2007

Strictly Private and Confidential

Jeff Bradley

Chairman and CEO

Claymont Steel Holdings, Inc.

Claymont, Delaware 19703

Dear Mr. Bradley:

This letter agreement confirms, acknowledges and amends the Confidentiality Agreement, dated November 26, 2007 (the “Confidentiality Agreement”), between Evraz Group S.A. (“Evraz”) and Claymont Steel Holdings, Inc. (together with its subsidiaries, the “Company”). Except as expressly provided in this letter agreement, all of the terms, conditions, restrictions and other provisions contained in the Confidentiality Agreement shall remain in full force and effect. All references to the Confidentiality Agreement in the Confidentiality Agreement or any other agreement or document will refer to the Confidentiality Agreement as amended by this letter agreement. Capitalized terms used but not defined in this letter agreement have the meanings given to such terms in the Confidentiality Agreement.

The Confidentiality Agreement is hereby amended to include the following provision:

From the period beginning on November 28, 2007 and ending at 5:00 PM EST on December 19, 2007 (the “Exclusivity Period”), the Company shall not, and shall not permit or authorize any Company Representative to, solicit, knowingly encourage or initiate inquires or proposals by, or participate in any discussions or negotiations with, or provide any information, or afford any access to the properties, books or records of the Company to, or otherwise take any action to knowingly assist or facilitate, any person or group of persons (other than Evraz and the Evraz Representatives) in respect of, or that could reasonably be expected to lead to, any Acquisition Proposal. The Company shall, on the date hereof, cease and cause to be terminated any and all existing solicitations, discussions or negotiations conducted by the Company or, to its knowledge, any Company Representative with respect to an Acquisition Proposal, and during the Exclusivity Period shall not, and shall not permit or authorize any Company Representative (i) to continue discussions or negotiations with any person or group of persons, or (ii) to enter into any agreement or understanding with respect to any Acquisition Proposal, in each case other than with Evraz or any of its affiliates.

As used in this letter agreement, the term “Acquisition Proposal” means any offer or proposal, or any indication of interest in making an offer or proposal, made by a person or a group of persons at any time, which is structured to permit such person or group of persons (other than Evraz or any of its affiliates) to acquire beneficial ownership of at least 15% of the assets of, equity interest in, or businesses of the Company pursuant to a merger, consolidation or other business combination, sale of shares of capital stock, sale of assets, tender offer or exchange offer or any similar transaction.

This letter agreement may be executed in two or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same instrument.

If you are in agreement with the foregoing, please sign and return one copy of this letter agreement, which thereupon will constitute a binding agreement between us with respect to the subject matter hereof.

[Signature Page Follows]

Very truly yours,

EVRAZ GROUP S.A.

By:	/s/ Pavel Tatyanin
Name:
Title:

Confirmed and agreed to as of the date first above written:

CLAYMONT STEEL HOLDINGS, INC.

By:	/s/ Jeff Bradley
Name:	Jeff Bradley
Title:	CEO